Exhibit 99.1

DarkIris Inc. Reports 13.9% Revenue Growth for the First Half of Fiscal Year 2026

Hong Kong, August 13, 2026 (GLOBE NEWSWIRE) — DarkIris Inc. (Nasdaq: DKI) (the “Company” or “DarkIris”), an innovative technology provider in the digital media and entertainment sector, today announced its unaudited financial results for the six months ended March 31, 2026.

Mr. Zhifang Hong, Chief Executive Officer and Chairman of DarkIris, commented, “We are encouraged by the continued momentum across our business in the first half of fiscal year 2026. Revenue increased by 13.9% year over year, while gross profit grew at an even faster rate of 20.9%, with gross margin expanding to 29.6%. These results demonstrate the underlying strength of our core business and our continued progress in enhancing monetization efficiency.

“This performance was supported by contributions from newly launched titles, sustained engagement across our existing game portfolio, and year-over-year growth in both our paying user base and average revenue per paying gamer. Importantly, despite the removal of one of our legacy titles, our newer games continued to attract and monetize users, reinforcing our confidence in the resilience and scalability of our product portfolio.

“During the period, we also made strategic expenditures to strengthen our products and support the Company’s next stage of development. These included approximately $2.13 million of game enhancement costs for two games and approximately $0.29 million of professional service fees associated with our Nasdaq listing, which were significant contributors to the increase in operating expenses and the reported loss for the period. We view these expenditures as part of our broader effort to enhance product quality, strengthen our technology capabilities and build the infrastructure necessary to support long-term growth.

“Building on this foundation, we are increasingly pursuing a dual-engine growth strategy across gaming and AI-driven digital media. We expanded our AI and content capabilities through the commercial launch of our AIGC video platform and the acquisition of a portfolio of film and television intellectual property titles. We believe these initiatives broaden our opportunities across AI-assisted content creation, digital entertainment and IP-driven commercialization while complementing our established gaming business.

“Looking ahead, we remain focused on scaling our game portfolio, advancing our AI-driven content capabilities and pursuing new monetization opportunities across both gaming and digital media. We believe the investments we are making today will position DarkIris to build a more diversified, technology-driven and sustainable growth platform for our shareholders.”

First Half of Fiscal Year 2026 Financial Highlights

●	Revenue was $5.93 million for the first half of fiscal year 2026, an increase of 13.9% from $5.20 million for the same period of last fiscal year.

●	Gross profit was $1.76 million for the first half of fiscal year 2026, an increase of 20.9% from $1.45 million for the same period of last fiscal year.

●	Gross margin was 29.6% for the first half of fiscal year 2026, an increase of 1.7 percentage points from 27.9% for the same period of last fiscal year.

●	Net loss was $1.90 million for the first half of fiscal year 2026, compared to net income of $0.91 million for the same period of last fiscal year.

●	Basic and diluted loss per share was $1.51 for the first half of fiscal year 2026, compared to basic and diluted earnings per share of $0.91 for the same period of last fiscal year.

First Half of Fiscal Year 2026 Financial Results

Revenue

Revenue was $5.93 million for the first half of fiscal year 2026, an increase of 13.9% from $5.20 million for the same period of last fiscal year. The increase was primarily driven by the continued contribution of games launched in fiscal year 2025 and the successful release of new titles in fiscal year 2026. The increase was mainly attributable to the increase of monthly paying gamers from 70,866 gamers for the first half of fiscal year 2025 to 79,608 gamers for the first half of fiscal year 2026. Additionally, the average revenue per paying gamer increased from $20.50 for the first half of fiscal year 2025 to $22.38 for the first half of fiscal year 2026, which further contributed to the increase in revenue.

Cost of Revenue

Cost of revenue was $4.17 million for the first half of fiscal year 2026, an increase of 11.2% from $3.75 million for the same period of last fiscal year.

The following table sets forth the breakdown of cost of revenue for the first half of fiscal year 2026 and 2025, respectively:

	For the Six Months Ended March 31,		Variance
	2026	2025	Amount	%
Platform handling fees	$3,328,844	$3,032,345	$296,499	9.8%
Revenue sharing with game developers	834,137	679,034	155,103	22.8%
Cloud server costs	10,149	41,076	(30,927)	(75.3)%
Stamp duty and value-added tax surcharge	34	72	(38)	(52.8)%
Total cost of revenues	$4,173,164	$3,752,527	$420,637	11.2%

Platform Handling Fees

Platform handling fees were $3.33 million for the first half of fiscal year 2026, an increase of 9.8% from $3.03 million for the same period of last fiscal year. Revenue generated from game players are shared between the platform and the Company, typically ranging from 15% to 60%. These third party digital platforms have been successful in promoting the games, attracting gamer to make in-game purchases and game revenues increased from approximately $5.2 million for the first half of fiscal year 2025 to approximately $5.9 million for the first half of fiscal year 2026, resulting in a synchronous increase in revenue sharing with these platforms.

Revenue Sharing with Game Developers

Revenue sharing with game developers was $0.83 million for the first half of fiscal year 2026, an increase of 22.8% from $0.68 million for the same period of last fiscal year. Revenue sharing with game developers is typically ranging from 10% to 20%. The increase was mainly attributed to the increased gamers spending which resulted in increase in game revenue, revenue sharing with game developers was correspondingly increased.

Cloud Server Costs

Cloud server costs were $10,149 for the first half of fiscal year 2026, a decrease of 75.3% from $41,076 for the same period of last fiscal year. Game revenue generated from Google and Apple digital platforms reduced which, in turn, reduced data requirements from cloud servers and the corresponding cloud server costs. Also, the decrease in cloud server costs was attributable to the provision of cloud servers by certain third party digital platforms and, as a result, the Company did not need to incur cloud server costs for certain games.

Gross Profit and Gross Profit Margin

Gross profit was $1.76 million for the first half of fiscal year 2026, an increase of 20.9% from $1.45 million for the same period of last fiscal year.

Gross profit margin was 29.6% for the first half of fiscal year 2026, an increase of 1.7 percentage points from 27.9% for the same period of last fiscal year. The increase was mainly attributable to the growth in game revenue outpacing the increase in cost of revenue.

Operating Expenses

Total operating expenses were $3.67 million for the first half of fiscal year 2026, an increase of 718.3%  from $0.45 million for the same period of last fiscal year.

●	Selling expenses were $0.80 million for the first half of fiscal year 2026, compared to nil for the same period of last fiscal year. The increase was mainly attributable to incurrence of advertising and promotional expenses for launching of new games.

●	General and administrative expenses were $2.87 million for the first half of fiscal year 2026, an increase of 539.1% from $0.45 million for the same period of last fiscal year. The increase was mainly attributable to game enhancement costs of $2.13 million for two games, which were expensed as incurred.

Net (loss) Income

Net loss was $1.90 million for the first half of fiscal year 2026, compared to net income of $0.91 million for the same period of last fiscal year.

Basic and Diluted Loss per Share

Basic and diluted loss per share were $1.51 for the first half of fiscal year 2026, compared to basic and diluted earnings per share of $0.91 for the same period of last fiscal year.

Financial Condition

As of March 31, 2026, the Company had cash of $0.47 million, compared to $1.80 million as of September 30, 2025. The Company also had accounts receivable of approximately $1.59 million, prepaid expenses and other current assets of approximately $0.67 million and working capital of approximately $0.4 million.

Net cash used in operating activities was $0.49 million for the first half of fiscal year 2026, compared to net cash provided by operating activities of $0.73 million for the same period of last fiscal year. The decrease in cash in operating activities was partially offset by a decrease in accounts receivable of approximately $1.0 million due to collections and an increase of $0.3 million in amortization of intangible assets as a result of increase in capitalization of intangible assets after new games were launched.

Net cash used in investing activities was $1.31 million for the first half of fiscal year 2026, compared to $0.79 million for the same period of last fiscal year. The increase was mainly attributable to intangible assets under construction as the Company continued to invest in game development for maintaining the growth momentum.

Net cash provided by financing activities was $0.47 million for the first half of fiscal year 2026, compared to net cash used in financing activities of $0.19 million for the same period of last fiscal year. The increase mainly consisted of proceeds of $472,424 capital contribution from shareholders. In April 2026, the Company completed a $3.8 million private investment in public equity (“PIPE”) financing, by issuing 9,400,000 Class A ordinary shares, par value $0.0001 per share, of the Company (“Class A Ordinary Shares”) at a price of $0.35 per Class A Ordinary Share; and 1,428,571 Class B ordinary shares, par value $0.0001 per share, of the Company (“Class B Ordinary Shares”) at a price of $0.35 per Class B Ordinary Share (the “Private Placement”). In relation to this PIPE financing, a sum of $472,424 capital contribution was received in March 2026, while the remaining capital contribution was fully received in April 2026.

About DarkIris Inc.

DarkIris Inc. (Nasdaq: DKI) is an innovative, growth-oriented public company focused on AI-driven digital media and content production technologies. Through advanced production capabilities, including its artificial intelligence platform, aideptus.com, the Company aims to provide creators, studios, and developers with generative AI solutions designed to streamline creative workflows and enhance digital content production experiences. For more information, please visit the Company’s website at www.darkiris.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission (“SEC”).

For investor and media inquiries, please contact:

DarkIris Inc.

Investor Relations Department

Email: dki@darkiris.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1 646-932-7242

Email: investors@ascent-ir.com

DarkIris Inc.

Condensed Consolidated Balance Sheets

	As of	As of
	March 31,	September 30,
	2026	2025
	(unaudited)	(audited)
ASSETS
Current assets:
Cash	$472,948	$1,800,202
Accounts receivable	1,594,366	2,617,164
Prepaid expenses and other current assets	673,353	341,105
Total current assets	2,740,667	4,758,471

Non-current assets:
Intangible assets under construction	2,200,000	2,700,000
Intangible assets, net	2,228,733	679,133
Security deposits	-	300,000
Property and equipment, net	13,731	9,294
Total non-current assets	4,442,464	3,688,427

Total assets	$7,183,131	$8,446,898

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	172,313	44,863
Contract liabilities	1,333,787	1,401,978
Share capital subscription	472,424	-
Taxes payable	155,911	174,329
Accrued expenses	167,131	42,929
Total current liabilities and total liabilities	2,301,566	1,664,099

Commitments and contingencies

Shareholders’ equity:
Class A ordinary shares ($0.0016 par value, 28,125,000 shares authorized, 917,213 shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively) *	1,468	1,468
Class B ordinary shares ($0.0016 par value, 3,125,000 shares authorized, 340,600 shares issued and outstanding as of March 31, 2026 and September 30, 2025, respectively) *	545	545
Additional paid-in capital	19,129,328	19,129,328
Accumulated deficits	(14,248,033)	(12,348,542)
Accumulated other comprehensive loss	(1,743)	-
Total shareholders’ equity	4,881,565	6,782,799

Total liabilities and shareholders’ equity	$7,183,131	$8,446,898

* Retrospectively restated for the effect of a 1-for-16 reverse share split on May 11, 2026.

DarkIris Inc.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income

	For the Six Months Ended March 31,
	2026	2025
	(unaudited)	(unaudited)
Revenues	$5,928,589	$5,204,659
Cost of revenues	(4,173,164)	(3,752,527)
Gross profit	1,755,425	1,452,132
Operating expenses:
Selling expenses	(804,466)	-
General and administrative expenses	(2,868,124)	(448,805)
Total operating expenses	(3,672,590)	(448,805)

(Loss) income from operations	(1,917,165)	1,003,327

Other income:
Government subsidy income	-	839
Interest income	2,188	465
Other income	15,548	18,014
Total other income, net	17,736	19,318

(Loss) income before income taxes	(1,899,429)	1,022,645
Income tax expenses	(62)	(115,253)
Net (loss) income	(1,899,491)	907,392
Other comprehensive (loss) income:
Foreign currency translation loss	(1,743)	15,252
Comprehensive (loss) income	$(1,901,234)	$922,644

(Loss) earnings per share
Basic and diluted	$(1.51)	$0.91
Weighted average shares outstanding
Basic and diluted *	1,257,813	1,000,000

* Retrospectively restated for the effect of a 1-for-16 reverse share split on May 11, 2026.

DarkIris Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

	For the Six Months Ended March 31,
	2026	2025
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net (loss) income	$(1,899,491)	$907,392
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation expense	2,463	4,985
Loss on disposal of property and equipment	-	502
Amortization of intangible assets	250,400	1,467
Changes in operating assets and liabilities:
Accounts receivable	1,022,798	(628,001)
Prepaid expenses and other current assets	(180,627)	327,759
Security deposit	150,000	-
Accounts payable	127,324	(147,653)
Contract liabilities	(68,913)	125,259
Taxes payable	(18,425)	116,406
Accrued expenses	122,222	22,722
Net cash (used in) provided by operating activities	(492,249)	730,838

Cash flows from investing activities:
Purchase of property and equipment	(6,794)	(5,113)
Proceeds from disposal of property and equipment	-	874
Intangible assets under construction	(1,300,000)	(790,000)
Net cash used in investing activities	(1,306,794)	(794,239)

Cash flows from financing activities:
Proceeds from capital contribution	472,424	570,000
Advances from shareholders	-	967,649
Repayments to shareholders	-	(1,191,185)
Deferred initial public offering costs	-	(537,948)
Net cash provided by (used in) financing activities	472,424	(191,484)

Effect of exchange rate changes on cash	(635)	(360)

Net decrease in cash	(1,327,254)	(255,245)
Cash, beginning of period	1,800,202	313,735
Cash, end of period	$472,948	$58,490

Supplemental disclosure information:
Cash paid for income tax	18,816	-
Cash paid for interest	-	-